CORRESP for the Correct SEC letter on August 15, 2016 of the Registration Satement on Form S-1

LANDBAY INC
CIK: 0001672572
3906 Main Street, 207
Flushing, NY11354

Augest 16, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:
     Michael Killoy
     David Link
     John Reynolds
     Brain McAllister
     Rufus Decker

Re: Landbay Inc
    Registration Statement on Form S-1
    Filed August 4, 2016
    File No. 333-210916

The follow contents are in response to the Correct SEC letter on August 16, 2016 for the Registration Satement on Form S-1/A:

Risk Factors, page 5

1. We note your response to comment 9 and reissue the comment. Please revise to address the risks to the company that arise from trading in the spot gold and spot silver markets.

Please see the amended contents of the Risk Factors 1(3) in page 5 of the Form S-1/A in August 16, 2016.

2. We note your response to comment 11. Please clarify the business of Larison Inc. Specifically, describe its plan to raise funds and whether it has an obligation to support Landbay.

Please see the amended contents of the Risk Factors 2(6) in page 5 of the Form S-1/A in August 16, 2016.

Many factors can affect the price of gold and silver, page 6

3. We reissue comment 12. Please clarify the risk being described.

Please see the amended contents of the Risk Factors 2(7) in page 6 of the Form S-1/A in August 16, 2016.

Plan of Distribution, page 8

4. Please advise us whether there is a binding agreement between Larison Inc. and Landbay for Larison to purchase the 93,000,000 shares.

There isn't a binding agreement between Larison Inc. and Landbay Inc. for Larison Inc. to purchase the 93,000,000 shares.

Please see the amended contents of the Plan of Distribution 2 in page 6 of the Form S-1/A in August 16, 2016.

5. We note that 93,000,000,000 shares will be sold by Landbay to Larson Inc. Please advise us of Larison's plans regarding the 93,000,000,000 Landbay shares. Specifically address whether Larson plans to raise funds by selling the Landbay shares. We may have further comment.

Landbay Inc will purchase 93,000,000,000 shares of landbay Inc by cash or properties.

Larison Inc don't have a plan to sell the shares of landbay Inc within two years, to raise funds.

Please see the amended contents of the Plan of Distribution 2 in page 6 of the Form S-1/A in August 16, 2016.

Description of Business, page 9

6. We note your disclosure that you will use the "small part fund" to trade in the spot gold and spot silver market. Elsewhere, you state that "more than 90% of company's assets will be invested in trading". Please clarify the seemingly contradictory statements.

Please see the amended contents of the Description of Business 6(1) in page 9 of the Form S-1/A in August 16, 2016.

7. We note your response to comment 27. Please further clarify how the "pre-prepared trading plan" will reduce the trading risk. Additionally, please describe the "pre- prepared" in more detail.

We change the "pre-prepared trading plan" to be the "our special trading ways".

Because our special trading pways are our business secret, so we can't open it details.

Please see the amended contents of the Description of Business 6(3) in page 9 of the Form S-1/A in August 16, 2016.

8. We note your response to comment 28 and we reissue the comment.

Please see the amended contents of the Description of Business 10 in page 10 of the Form S-1/A in August 16, 2016.

Market for Common Equity and Related Stockholder Matters, page 10

9. We note your response to comment 32 and your revised disclosure. Please advise us of the legal basis how Wanjun Xie is the 100% owner of the corporation when no equity securities have been issued or are outstanding.

We remove the statement of "Wanjun Xie is the 100% owner of the corporation".

Please see the amended contents of the Market for Common Equity and Related stockholder Matters 3 and 4 in page 10 of the Form S-1/A in August 16, 2016.

Evaluation of Disclosure Controls and Procedures, page 16
Changes in Internal Controls over Financial Reporting and Statement, page 17

10. The disclosure controls and procedures and internal controls over financial reporting sections are not required in your Form S-1. Please remove both of these sections from your Form S-1. Alternatively, please tell us in detail how management's conclusions regarding the effectiveness of your disclosure controls and procedures continue to be appropriate given that:

You have one employee who does not appear to be an expert in U.S. GAAP,

You made your initial filing without audited financial statements,

You restated your cash flow statement as a result of our comments and

Other required disclosures noted in our comments were not originally included in your filings.

We remove the contents of the Evaluation of Disclosure Controls and Procedures and the Changes in Internal Controls over Financial Reporting and Statement from our Form S-1.

Please see the amended contents of the Evaluation of Disclosure Controls and Procedures in page 16 and the Changes in Internal Controls over Financial Reporting and Statement in page 17 of the Form S-1/A in August 16, 2016.

We are on the basis of the physical truth of the Corporation, and all financial data are on the basis of the audited financial statement, to finish the management's conclusions. We believe the effectiveness of our disclosure controls and procedures.

Directors, Executive Officers, Promoters and Control Persons, page 17

11. We reissue comment 38. Specifically, please clarify or remove the statement in the Business Section that management has more than 24 years of management experience in the company's business.

We remove "the statement in the Business Section that management has more than 24 years of management experience in the company's business."

Certain Relationships and Related Transactions, page 17

12. We note your response to comment 43 and we reissue the comment.

We believe that we have disclosed all information for about the Certain Relationships and Related Transactions, so we haven't more information to be disclosed.

Undertakings, page 18

13. We reissue comment 50. Please provide the undertaking required by Item 512(h) of Regulation S-K or advise us why the undertaking is not required.

Please see the amended contents of the Undertakings in page 18 of the Form S-1/A in August 16, 2016.

Exhibits and Financial Statement Schedules, page 18

14. We read your response to comment 49 and are unable to locate the currently dated consent from your independent registered public accounting firm. Please include this consent under Exhibit 23 to your next amendment. See Item 601(b)(23) of Regulation S- K.

Please see the amended contents of the Exhibits in page 18 of the Form S-1/A in August 16, 2016.

Wanjun Xie
Wanjun Xie

President
Landbay Inc
Date: Augest 16, 2016